UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number: 001-40027

(Check one):	☐Form 10-K	☐Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

For Period Ended: March 31, 2021

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended: _________________

PART I — REGISTRANT INFORMATION

PROGRESS ACQUISITION CORP.

(Full Name of Registrant)

___________________

(Former Name if Applicable)

50 Milk Street, 16th Floor

Address of Principal Executive Office

Boston, MA 02109

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D,or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On April 12, 2021, the Securities and Exchange Commission (the “SEC”) released a public statement (the “Public Statement”) informing market participants that warrants issued by special purpose acquisition companies (“SPACs”) may require classification as a liability of the entity measured at fair value, with changes in fair value each period reported in earnings. Progress Acquisition Corp. (the “Company”) has previously classified its private placement warrants and public warrants (collectively, the “warrants”) as equity. For a full description of the Company’s warrants, please refer to the Company’s final prospectus filed in connection with its initial public offering (“IPO”) on February 10, 2021 (“Final Prospectus”)

The SEC’s Public Statement discussed “certain features of warrants issued in SPAC transactions” that “may be common across many entities.” The Public Statement indicated that when one or more of such features is included in a warrant, the warrant “should be classified as a liability measured at fair value, with changes in fair value each period reported in earnings.” Following consideration of the guidance in the Public Statement, while the terms and quantum of the warrants as described in the Final Prospectus have not changed, the Company is re-evaluating whether the private placement warrants meet the conditions to be classified in equity and whether such warrants instead meet the definition of a derivative under ASC 815-40-15, under which the Company should record the warrants as liabilities on the Company’s balance sheet. The Company is reviewing this approach with its independent registered public accounting firm and intends to reflect any reclassification of the warrants for the Company’s previous audited balance sheet on February 11, 2021 (the “Affected Period”) in its forthcoming Quarterly Report on Form 10-Q for the period ended March 31, 2021 (the “10-Q”). Any such adjustments to the financial statement items for the Affected Period will be set forth through expanded disclosure in the financial statements included in the 10-Q, including further describing the correction and its impact on previously reported amounts.

As a result of the considerable time and resources required to complete the evaluation of the warrants, and to compile, disseminate, review and finalize the information required to be presented in the Quarterly Report on Form 10-Q for the period ending March 31, 2021 in light of the SEC Public Statement, the Company is unable to file the Quarterly Report on Form 10-Q by the prescribed due date, without unreasonable effort or expense. The Company needs additional time to complete the report and its auditors need additional time to review the Company’s financial statements for the period ending March 31, 2021 in light of the SEC Public Statement and the proper accounting treatment for the Company’s outstanding private placement warrants.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Richard Gallagher	(617)	401-2700
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☐ No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

We are required by Part IV, Item (3) of Form 12b-25 to provide as part of this filing an explanation regarding whether the results of operations we expect to report for the period ended March 31, 2021 will reflect significant changes from our results of operations for the corresponding period for the last fiscal year. We were incorporated in September 2020 and did not have operating results for the period ended March 31, 2020. Because we have not completed our financial statements due to the reasons provided above, we are unable to provide a reasonable estimate of our results of operations for the period ended March 31, 2021. Accordingly, we cannot at this time estimate what significant changes will be reflected in our results of operations for the period ended March 31, 2021.

Disclosures About Forward-Looking Statements

This Current Report on Form 12b-25 contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and such statements are intended to be covered by the safe harbor provided by the same. These statements are based on the current beliefs and expectations of the Company’s management and are subject to significant risks and uncertainties. The above statements regarding the potential restatement of the Company’s financial statements for the Affected Period, as well as the effect of the revision on any subsequent periodic SEC filings, constitute forward-looking statements that are based on the Company’s current expectations. Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause future events to differ materially from those in the forward-looking statements, many of which are outside of the Company’s control. These factors include, but are not limited to, a variety of risk factors affecting the Company’s business and prospects, see “Risk Factors” in the Company’s annual, quarterly reports and subsequent reports filed with the SEC, as amended from time to time. The Company does not undertake to update the forward-looking statements to reflect the impact of circumstances or events that may arise after the date of the forward-looking statements.

PROGRESS ACQUISITION CORP.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 17, 2021	By:	/s/ Richard Gallagher
Richard Gallagher
Chief Financial Officer

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